UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

14 July, 2026
Commission File Number 001-43199

Guardian Metal Resources PLC
c/o Orana Corporate LLP
25 Eccleston Place
London SW1W 9NF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Guardian Metal Resources PLC

On 14 July, 2026, Guardian Metal Resources PLC issued a press release titled “Non-Core Portfolio Exploration Results.”

A copy of the press release is attached hereto as Exhibit 99.1.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Guardian Metal Resources PLC
(Registrant)

Date: 14 July, 2026	By: /s/ Oliver Friesen
Name: Oliver Friesen
Title: Chief Executive Officer

Exhibit Index

Exhibit	Description of Exhibit
99.1	Non-Core Portfolio Exploration Results dated 14 July, 2026.

14 July 2026

Guardian Metal Resources plc

('Guardian Metal' or the 'Company')

Non-Core Portfolio Tungsten-Focused Exploration Results

Guardian Metal Resources plc (NYSE.A: GMTL, LON: GMET, OTCQB: GMTLF), a strategic mineral exploration company focused on tungsten in Nevada, USA, is pleased to announce updates across its non-core Nevada-based project portfolio. Whilst the Company remains focused on advancing its co-flagship past-producing Pilot Mountain and Tempiute tungsten projects, exploration and claim staking has also continued across its wider, predominantly tungsten- and base-metal focused portfolio.

The Company's non-core project portfolio (the "Non-Core Assets") now comprises seven exploration-stage projects highly prospective for tungsten (W), gold (Au), silver (Ag), copper (Cu) and lithium (Li), which includes the following:

●       White Elephant (W): Newly acquired by claim staking; strong tungsten channel sampling results achieved.
●       Pilot North (W-Cu-Ag): Strategic location near to the Company's Pilot Mountain tungsten project now further enlarged by claim staking; strong tungsten, copper and silver channel and grab sample results achieved.
●       Cinch (W-Ag): Newly acquired by claim staking; strong tungsten and silver grab sample results achieved.
●       Garfield (Au-Ag-Cu): Enlarged by claim staking; strong gold, copper, silver results achieved.
●       Golconda (Au).
●       Stonewall (Ag-Au).
●       Kibby Basin (Li).

The Company believes the now expanded Non-Core Asset base may hold considerable value. The Board is accordingly assessing various options for these assets, with the dual aims of ensuring they are advanced for the benefit of existing shareholders and allowing the Company to concentrate its resources on delivering its main objective: advancing the co-flagship Pilot Mountain and Tempiute tungsten projects towards commercial production. The Company will update the market as and when there are material developments.

Oliver Friesen, CEO of Guardian Metal, commented:

"Our generative exploration programme continues to demonstrate its value, with very strong tungsten, base- and precious-metal exploration results achieved across several of our Non-Core Assets and the identification and rapid claim staking of very exciting new tungsten projects including White Elephant and Cinch, both located in Nevada.

"It is remarkable testament to the hard work of the team for delivering this while also making fantastic progress across both of our co-flagship assets, Tempiute and Pilot Mountain. It highlights the breadth of our portfolio and the quality of our technical team.

"We believe these assets hold real potential, and we want to see them progress in a way that benefits our shareholders. We look forward to providing updates as we work to determine the best path forward for these assets."

Non-Core Portfolio Highlights:

●
       The Company has acquired the White Elephant tungsten project in Elko County, Nevada, through the direct staking of 57 new BLM lode mining claims. Assay results have been received for initial rock chip samples and chip  channel sampling across outcropping scheelite-mineralised skarns, returning significant tungsten grades including 95 ft (29.0 m) @ 0.31% WO3.

●
       At the Pilot North tungsten-copper-silver project, which is located less than 20 miles away from Guardian Metal's Pilot Mountain tungsten project, the Company has received results for rock chip samples and 210 ft (64 m) of both machine-cut and chip channel samples across various outcropping tungsten skarns. The Company also directly staked an additional 8 new BLM lode mining claims to further expand the project. Channel sampling returned significant tungsten assays, including 95 ft (29.0 m) @ 0.18% WO3, complemented by several high-grade W-Cu-Ag grab sample results.

●
       The Company has also acquired the new Cinch tungsten-silver project, North Lincoln County, Nevada, through direct claim staking of 20 new BLM lode mining claims. The Company has received the assay results for rock chip samples from initial reconnaissance field work. Significant tungsten and silver assay results were obtained including 0.22% WO3 and 1,950g/t Ag.

●
        At the Garfield gold-silver-copper project, following a geological mapping campaign the Company has directly staked an additional 56 BLM lode mining claims to cover the new "Freeze South" and "Mother" zones and has received the assay results for rock chip samples from these new zones, including 180 ft (55 m) of chip channel samples. Significant gold, copper and silver assay results were obtained including 11.2 g/t Au; 8.55 g/t Au & 7.1% Cu; 7.2 g/t Au, 114 g/t Ag & 2.3% Cu; 4.2 g/t Au & 5.1% Cu; 4.1 g/t Au & 310 g/t Ag.

TECHNICAL SUMMARY

White Elephant Tungsten Project

▪
        57 BLM lode mining claims directly staked, forming the newly named White Elephant tungsten project.

▪
        Initial field work has mapped multiple areas of skarn mineralisation at granite-limestone contacts, historical exploration activity and mines, including a historical mill site.

▪
        During the Company's field assessment, rock chip samples from across the project and 184 ft (56 m) of chip channels were collected (from 5 channels at the "Pyramid Zone"), where skarn mineralisation was mapped over a strike length of 1000 ft, or 305 m.

▪
        Highlight individual rock chip samples from outcropping skarn include: 0.96% WO3; 0.26% WO3; and 0.23% WO3 (Table 1, Figure 1).

▪
        Highlight chip channel samples include: 40 ft (12.2 m) @ 0.17% WO3; 95 ft (29.0 m) @ 0.31% WO3 (which includes: 20 ft (6.1 m) @ 0.44% WO3 and 15 ft (4.6 m) @ 0.47% WO3; and 10 ft (3.0 m) @ 0.50% WO3 with >0.7% Mo (includes overlimit) (Table 2, Figure 1). True thicknesses are unknown at this time.

Pilot North Tungsten-Copper-Silver Project

▪
      Recent detailed geological mapping has outlined over 4,000 ft (1.2 km) strike length of outcropping skarn mineralisation across the "Negroni", "Muller Mountain", and "Western Metal" zones. This includes identification of new zones of skarn mineralisation previously unknown to the Company.

▪
       Highlight rock chip samples from newly identified zones include: 0.15% WO3 & >1% Cu (overlimit); 0.11% WO3 & >1% Cu (overlimit); 425 g/t Ag & >1% Cu (overlimit); 213 g/t Ag & >1% Cu (overlimit) (Table 4, Figure 3).

▪
      A total of 210 ft (64 m) of machine-cut and chip channel samples were collected across 5 different channels in the "Negroni", "Muller Mountain" and "Western Metal" zones. Highlight intervals include: 95 ft (29.0 m) @ 0.18% WO3; 45 ft (13.7 m) @ 0.10% WO3, 5.7 g/t Ag and 0.14% Cu; 5 ft (1.5 m) @ 100 g/t Ag and >1% Cu; 25ft (7.6 m) @ 0.11% WO3, 14 g/t Ag and >0.69% Cu (includes overlimit) (Table 5, Figure 3). True thicknesses are unknown at this time.

▪
      Project enlarged with an additional 8 new BLM lode Mining Claims covering areas of identified skarn mineralisation.

Cinch Tungsten-Silver Project

▪
      20 BLM lode mining claims directly staked across the Cinch tungsten-silver project area.

▪
     Highlight grab samples from reconnaissance fieldwork include 0.22% WO3 from a brecciated fault zone, and 1,950 g/t Ag and 0.7 g/t Au from quartz vein material in mine dumps (Table 3).

Garfield Gold-Silver-Copper Project

▪
      Geological mapping has identified further epithermal precious metal mineralised structures and broad alteration footprint in the "Freeze South" and "High grade" zones, as well as an area of broader epithermal stockwork veining and mineralisation in highly silicified rhyolites in the "Mother" zone.

▪
       The Company immediately acted to stake 56 new BLM lode mining claims to acquire the new "Freeze South" and "Mother" zones.

▪
       Highlight rock chip assay results from the field mapping campaign include: 11.2 g/t Au; 8.55 g/t Au & 7.1% Cu; 7.2 g/t Au, 114 g/t Ag & 2.3% Cu; 4.2 g/t Au & 5.1% Cu; 4.1 g/t Au & 310 g/t Ag (Table 6, Figure 5).

▪
      A 180 ft (54.9 m) chip channel sample of oxidised rhyolites from the "Freeze North" zone returned an average of 0.064 g/t Au, including 80 ft (24.4 m) @ 0.1 g/t Au (Table 7, Figure 4), highlighting broader scale bulk minable-heap leach potential.

FURTHER TECHNICAL INFORMATION

White Elephant Tungsten Project

The Company's exploration programme continues to generate tungsten skarn targets for further exploration. Following reconnaissance field assessment of the White Elephant target in late 2025, the Company staked a total of 57 BLM lode mining claims which now constitute the White Elephant Project. White Elephant is located in the historical Elk Mining District, near the Nevada-Idaho Line, in Elko County, Nevada, on Forest Service land.

The White Elephant project area encapsulates numerous historical tungsten, molybdenum, gold, silver and copper prospects, with the most notable being the historical Robinette claims, for which the Pyramid Tungsten, Inc., of Yakima, Washington, built a tungsten mill but was subsequently demolished in circa 1990.

After the initial reconnaissance and staking of White Elephant the Company undertook initial geological mapping and sampling across the project area. This initial appraisal field work has mapped and sampled numerous zones of scheelite and molybdenite bearing garnet-pyroxene skarn mineralisation, confirmed the location of historical mines, and noted evidence for historical exploration pits and trenches in several areas. Field mapping of two of the most prospective areas has identified several areas of outcropping skarn, which includes over 1,000 ft (300 m) strike length at the "Pyramid Zone". Several target areas have not yet been appraised in the field. During the initial field appraisal, the Company's geological team collected rock chip samples from outcrop across the Project area, and collected a total of 184 ft (56 m) worth of chip channel samples from 5 channels in the "Pyramid Zone", with results summarised in Tables 1 & 2 and Figures 1 & 2. Areas for follow up geophysical surveys and further detailed geological mapping were also highlighted, with the goal of generating robust drill ready targets.

Table 1: Highlight rock chip sample assays from the White Elephant Tungsten Project

Sample	Description	WO3%
PZ-WEL-1	Garnet-pyroxene skarn.	0.23
PZ-WEL-2	Garnet skarn from mine dump.	0.96
LC-WEL-06	Garnet skarn.	0.26
LC-WEL-11	Endoskarn at granite contact.	0.17
LC-WEL-19	Garnet skarn, around granite dyke.	0.16
LC-WEL-22	Gossanous outcrop at granite contact.	0.14
LC-WEL-23	Gossanous skarn.	0.11
Samples were assayed by MSA labs using analytical methods ICP-230 and WRX-4W

Table 2: Summary chip channel results from the "Pyramid Zone" at the White Elephant Tungsten Project

Channel	Interval (ft)	Interval (m)	WO3%	Mo ppm*	Intervals
Channel 2
WEL-CHNL-2	0-3.7	0-1.1	0.23	179	3.7 ft (1.1 m) @ 0.23% WO3
Channel 4
WEL-CHNL-4	0-5	0-1.5	0.08	287		40 ft (12.2 m) @ 0.17% WO3
WEL-CHNL-4	5-10	1.5-3.0	0.20	440
WEL-CHNL-4	10-15	3.0-4.6	0.31	243	5 ft (1.5 m) @ 0.31% WO3
WEL-CHNL-4	15-20	4.6-6.1	0.18	120
WEL-CHNL-4	20-25	6.1-7.6	0.28	75	5 ft (1.5 m) @ 0.28% WO3
WEL-CHNL-4	25-30	7.6-9.1	0.07	294
WEL-CHNL-4	30-35	9.1-10.7	0.13	55
WEL-CHNL-4	35-40	10.7-12.2	0.14	42
WEL-CHNL-4	40-45	12.2-13.7	0.05	14
WEL-CHNL-4	45-50	13.7-15.2	0.01	4
WEL-CHNL-4	50-55	15.2-16.8	0.01	11
Channel 5
WEL-CHNL-5	0-5	0-1.5	0.35	278	20 ft (6.1 m) @ 0.44% WO3	95 ft (29.0 m) @ 0.31% WO3
WEL-CHNL-5	5-10	1.5-3.0	0.63	332
WEL-CHNL-5	10-15	3.0-4.6	0.54	316
WEL-CHNL-5	15-20	4.6-6.1	0.25	357
WEL-CHNL-5	20-25	6.1-7.6	0.16	90
WEL-CHNL-5	25-30	7.6-9.1	0.21	659
WEL-CHNL-5	30-35	9.1-10.7	0.61	505	15 ft (4.6 m) @ 0.47% WO3
WEL-CHNL-5	35-40	10.7-12.2	0.39	530
WEL-CHNL-5	40-45	12.2-13.7	0.40	232
WEL-CHNL-5	45-50	13.7-15.2	0.17	355
WEL-CHNL-5	50-55	15.2-16.8	0.09	407
WEL-CHNL-5	55-60	16.8-18.3	0.14	197
WEL-CHNL-5	60-65	18.3-19.8	0.19	711
WEL-CHNL-5	65-70	19.8-21.3	0.13	1,446
WEL-CHNL-5	70-75	21.3-22.9	0.11	619
WEL-CHNL-5	75-80	22.9-24.4	0.31	577
WEL-CHNL-5	80-85	24.4-25.9	0.22	1,753
WEL-CHNL-5	85-90	25.9-27.4	0.31	4,664	10 ft (3.0 m) @ 0.50% WO3, >7,332 ppm Mo
WEL-CHNL-5	90-95	27.4-29.0	0.68	>10,000
WEL-CHNL-5	95-100	29.0-30.5	0.04	60
WEL-CHNL-5	100-105	30.5-32.0	0.05	29
WEL-CHNL-5	105-110	32.0-33.5	0.01	4
WEL-CHNL-5	110-115	33.5-35.1	0.01	15
*Mo overlimit assay results pending.
Channel start and end co-ordinates were measured by handheld GPS and the channels measured by chain survey.
Samples were assayed by MSA labs using analytical methods ICP-230 and WRX-4W

Pilot North Tungsten-Copper-Silver Project

The Company's geological team has been progressing exploration at Pilot North by completing detailed geological mapping and machine-cut and chip channel sampling at several of the project's main target areas. Geological mapping has delineated over 4,000 ft (1.2 km) of outcropping skarn mineralisation leading the Company to expand the project by directly staking 8 new BLM lode mining claims. Rock chip samples from the newly identified zones are summarised in Table 4. The channel samples totalled 210 ft (64 m) across 5 different channels, with results summarised in Table 5 and Figure 3.

Table 4: Highlight rock chip samples from newly identified areas of mineralisation at the Pilot North Tungsten-Silver-Copper Project

Sample	Description	WO3%	Ag g/t	Cu ppm*	Zn ppm
LCWM26-03	Cu oxide rich skarn	0.15	79	>10000	2693
LCWM26-04	Gossanous CuOx rich skarn	0.01	8	3405	257
LCWM26-06	Gossanous skarn	0.05	2	3051	371
LCMM26-01	Oxidised chalcopyrite rich skarn	0.02	70	>10000	7676
LCMM26-02	Cu oxide rich skarn	0.04	213	>10000	2513
LCMM26-03	Cu oxide rich skarn	0.02	425	>10000	1208
LCMM26-04	Cu oxide rich and gossanous mineralised structure.	0.01	89	>10000	654
LCPN26-04	Cu oxide rich skarn	0.11	70	>10000	205
LCPN26-05	Cu oxide rich skarn	0.03	2	>10000	635
LCPN26-06	Banded garnet-pyroxene.	0.01	31	>10000	960
*Cu overlimit assay results pending Samples were assayed by MSA labs using analytical methods ICP-230 and WRX-4W, and over limits by ICA-6Ag

Table 5: Summary machine-cut and chip channel results from the Pilot North Tungsten-Silver-Copper Project

Channel	Interval (ft)	Interval (m)	WO3%	Ag g/t	Cu ppm*	Zn ppm*	Intervals
"Muller Mountain Zone" Channel 1
MM-CHNL-1	0-5	0-1.5	0.01	100	>10000	1267	5 ft (1.5 m) @ 100 g/t Ag, >1% Cu
"Muller Mountain Zone" Channel 2
MM-CHNL-2	0-5	0-1.5	0.19	24.0	1572.00	>10000	25 ft (7.6 m) @ 0.11% WO3, 14 g/t Ag, >0.69% Cu, >0.41% Zn
MM-CHNL-2	5-10	1.5-3.0	0.08	12.6	4190.00	7141.00
MM-CHNL-2	10-15	3.0-4.6	0.05	17.0	>10000	2104
MM-CHNL-2	15-20	4.6-6.1	0.02	6.8	>10000	1054
MM-CHNL-2	20-25	6.1-7.6	0.21	11.4	8548	198
"Western Metals Zone" Channel 1
WM-CHNL-1	0-5	0-1.5	0.25	0.9	160	168	45 ft (13.7 m) @ 0.10% WO3, 5.7 g/t Ag, 0.14% Cu
WM-CHNL-1	5-10	1.5-3.0	0.02	6.6	628	2399
WM-CHNL-1	10-15	3.0-4.6	0.05	7.6	4923	337
WM-CHNL-1	15-20	4.6-6.1	0.17	15.7	5480	261
WM-CHNL-1	20-25	6.1-7.6	0.08	2.1	1055	136
WM-CHNL-1	25-30	7.6-9.1	0.08		34	56
WM-CHNL-1	30-35	9.1-10.7	0.06	1.3	165	76
WM-CHNL-1	35-40	10.7-12.2	0.07		241	73
WM-CHNL-1	40-45	12.2-13.7	0.09		17	68
"Western Metals Zone" Channel 2
WM-CHNL-2	0-5	0-1.5	0.17	1.4	47	93	20 ft (6.1 m) @ 0.15% WO3, 7.4 g/t Ag
WM-CHNL-2	5-10	1.5-3.0	0.10	1.4	57	106
WM-CHNL-2	10-15	3.0-4.6	0.10	0.7	58	57
WM-CHNL-2	15-20	4.6-6.1	0.22	26	2443	99
WM-CHNL-2	20-25	6.1-7.6	0.07	2.5	487	918
"Negroni Zone" Channel 1**
NZ-CHNL-1	130-135	39.6-41.1	0.00
NZ-CHNL-1	135-140	41.1-42.8	0.00
NZ-CHNL-1	140-145	42.8-44.2	0.00
NZ-CHNL-1	145-150	44.2-45.7	0.19				95ft (29.0 m) @ 0.18% WO3
NZ-CHNL-1	150-155	45.7-47.2	0.08
NZ-CHNL-1	155-160	47.2-48.8	0.09
NZ-CHNL-1	160-165	48.8-50.3	0.12
NZ-CHNL-1	165-170	50.3-51.8	0.56	10ft (3.0 m) @ 0.55% WO3
NZ-CHNL-1	170-175	51.8-53.3	0.53
NZ-CHNL-1	175-180	53.3-54.9	0.08
NZ-CHNL-1	180-185	54.9-56.4	0.19
NZ-CHNL-1	185-190	56.4-57.9	0.23
NZ-CHNL-1	190-195	57.9-59.4	0.17
NZ-CHNL-1	195-200	59.4-61.0	0.21	15ft (4.6 m) @ 0.27% WO3
NZ-CHNL-1	200-205	61.0-62.5	0.28
NZ-CHNL-1	205-210	62.5-64.0	0.32
NZ-CHNL-1	210-215	64.0-65.5	0.12
NZ-CHNL-1	215-220	65.5-67.1	0.09
NZ-CHNL-1	220-225	67.1-68.6	0.06
NZ-CHNL-1	225-230	68.6-70.1	0.08
NZ-CHNL-1	230-235	70.1-71.6	0.09
NZ-CHNL-1	235-240	71.6-73.2	0.02
*Cu overlimit assay results pending
**Negroni Zone Channel 1 0-130 ft assay results pending
All channel start and end co-ordinates were measured by handheld GPS and the channels measured by chain survey.
Samples were assayed by MSA labs using analytical methods ICP-230 and WRX-4W, and over limits by ICA-6Ag

Cinch Tungsten-Silver Project

Staking of the Cinch tungsten-silver project is another result of the Company's generative exploration programme. Following reconnaissance field assessment of the Cinch target in late 2025, the Company quickly acted to stake a total of 20 BLM lode mining claims to form the Cinch project. Cinch is located in North Lincoln County, Nevada, on BLM land, is accessible by maintained gravel road, and is 4 km from the paved Highway 93. Mineralisation styles include skarn and fault breccias, as well as sulphide bearing quartz veins. The project area encompasses several historical mine workings with evidence of historic exploration activity. Highlight grab samples collected during the reconnaissance visit are summarised in Table 3.

Table 3: Highlight new rock chip and grab samples from the Cinch Tungsten-Silver Project

Sample	Description	WO3%	Ag g/t	Au g/t	Cu ppm	Zn ppm
PQ-CIN-02	Silicified breccia	0.22	2.1		26	317
PQ-CIN-03	Skarn sample from prospect pit		3.8		241	25500
PQ-CIN-05	Quartz-sulphide vein in mine dump.		1950	0.7	448	1365
PQ-CIN-06	Silicified structure in prospect pit.		91		20	81
PQ-CIN-07	Brecciated and mineralised structure.		577	0.02	3900	2150
Samples were assayed by ALS USA Inc using analytical methods ME-MS61, Au-AA54 and W-XRF15C, with over limits by Ag-OG62, Ag-GRA21 and Zn-OG62

Garfield Gold-Silver-Copper Project

Building upon the positive results from induced polarisation (IP) geophysical surveys at Garfield announced in 20251, the Company contracted Dr Lawrence Carter to undertake further geological mapping and sampling at Garfield to test for possible outcropping extensions to the epithermal system. Geological mapping delineated further mineralised structures as well as an area of broader epithermal stockwork veining and mineralisation in highly silicified rhyolite. As a result, the Company quickly acted to stake 56 new BLM lode mining claims to acquire the new "Freeze South" and "Mother" zones (Figure 4). Highlight rock chip samples collected during the field campaign are summarised in Table 6 and Figure 4.

Whilst high-grade structurally controlled precious metal epithermal mineralisation remains the main target at Garfield, there also remains the potential for broader lower-grade but bulk tonnage mineralisation. As proof of concept, the Company took a 180 ft (54.9 m) chip channel sample across a broad zone of outcropping, intensely altered and oxidised rhyolite (kaolinite, goethite and hematite confirmed by TerraSpec VNIR-SWIR spectrometry). Results of this channel sample are summarised in Table 7 and Figure 4.

To develop geological undertaking on the alteration and mineralisation styles at Garfield, a petrographic study is also underway, including micro-XRF scanning of mineralised structures and rhyolites.

Table 6: Highlight rock chip samples collected during recent geological mapping at the Garfield Au-Ag-Cu Project

Sample	Au g/t	Ag g/t	Cu %
LCGRA26-01	4.76	22.40	0.36
LCGRA26-02	4.97	31.30
LCGRA26-03	1.31	4.23
LCGRA26-04	0.24	464	3.87
LCGRA26-05	5.86	6.42
LCGRA26-08	4.09	310
LCGRA26-13	4.21	7.46	5.13
LCGRA26-16	8.55	91.1	7.07
LCGRA26-17	11.20	12.85	0.81
LCGRA26-18	1.25	8.72	0.88
LCGRA26-26	7.17	114	2.28
LCGRA26-32	1.85	120
LCGRA26-36	1.32	15.20
Samples were assayed by ALS USA Inc using analytical methods ME-MS61 and Au-AA25, with over limits by Ag-OG62 and Cu-OG62.
Table note: Reported samples are from the "Freeze East" as well as the newly staked "Freeze South" and "Mother" zones.

Table 7: Results of a channel sample across a broad zone of intensely altered and oxidised rhyolite in the "Freeze North" zone of the Garfield Project

Channel	Interval (ft)	Interval (m)	Au g/t	Intervals
GAR-CHNL-1	0-20	0-6.1	0.21	80 ft (24.4 m) @ 0.10 g/t Au	180 ft (54.9 m) @ 0.064 g/t Au
GAR-CHNL-1	20-40	6.1-12.2	0.07
GAR-CHNL-1	40-60	12.2-18.3	0.07
GAR-CHNL-1	60-80	18.3-24.4	0.05
GAR-CHNL-1	80-100	24.4-30.5	0.03
GAR-CHNL-1	100-120	30.5-36.6	0.02
GAR-CHNL-1	120-140	36.6-42.7	0.01
GAR-CHNL-1	140-160	42.7-48.8	0.07
GAR-CHNL-1	160-180	48.8-54.9	0.05
Channel start and end co-ordinates were measured by handheld GPS and the channels measured by chain survey. Samples were assayed by ALS USA Inc using analytical method Au-AA25.

MEDIA

White Elephant Project
2026 Exploration Update
GUARDIAN
METAL RESOURCES
0 50 100 m
N
Historic trenches
To investigate
0.96% WO3
Channel 2
3.7 ft (1.1 m) at 0.23% WO3*
Channel 4
40 ft (12.2 m) at 0.17% WO3*
0.68% WO3
0.54% WO3
0.63% WO3
Channel 5
95 ft (29.0 m) at 0.31% WO3
incl. 15 ft (4.6 m) at 0.47% WO3*
Existing road access
Immediate site logistics
Rock sample, % WO3
0 - 0.04
0.04 - 0.07
0.07 - 0.1
0.1-0.2
0.2-0.5
0.5 - 0.96
Chip channels May 2026
Mapped outcrops
Skarn
Intensely altered metasediments
Metasediments
Quartz monzonite
*True thickness of skarns not known at this time

Figure 1: Summary map of channel and rock chip samples from the "Pyramid Zone" of the White Elephant tungsten project.

Figure 2. Photograph showing part of channel 5 which sampled outcropping skarn at the White Elephant tungsten project "Pyramid Zone", sample intervals are 5 ft (1.5 m)

Pilot North Project
2026 Exploration Update
GUARDIAN
METAL RESOURCES
0 250 500 m
N
Rock samples
WO3 %
0.1-0.2
0.2-0.4
0.4 - 0.56
Cu %
0.2-1
1-5
5-10.6
Ag g/t
100 - 250
250 - 500
Channels May 2026
Pilot North project outline
4.12% Cu
6.27% Cu
2.48% Cu
3.09% Cu
6.89% Cu
0.25% WO3
0.22% WO3
Western Metals Zone
Channels 1 & 2
45 ft (13.7 m) at 0.1% WO3
20 ft (6.1 m) at 0.15% WO3*
10.6% Cu
Negroni Zone Channel 1
95 ft (29.0 m) at 0.18% WO3
incl. 10 ft (3.0 m) at 0.55% WO3*
425g/t Ag
213g/t Ag
0.53% WO3
0.21% WO3
0.4% WO3
0.56% WO3
Muller Mtn Zone Channel 2
25 ft (7.6 m) at 0.11% WO3 & >0.69% Cu*
2.99% Cu
0.21% WO3
0.36% WO3
2.95% Cu
6.78% Cu
2.08% Cu
6.92% Cu
3.05% Cu
6.7% Cu
9.21% Cu
0.46% WO3
Muller Mtn Zone Channel 1
5 ft (1.5 m) at 100 g/t Ag &
> 1% Cu*
*True thickness of skarns not known at this time

Figure 3: Overview of channel and rock chip samples from part of the Pilot North project

Figure 4: Overview map of the Garfield project, showing highlight rock chip samples, newly staked zones and channel sample results

PROPERTY OWNERSHIP

Guardian Metal holds a 100% interest in the Pilot North, Cinch, White Elephant, Stonewall, Golconda and Kibby Basin projects, royalty free, through its wholly-owned Nevada operating company, Golden Metal Resources LLC.

Guardian Metal holds a 100% interest in the Garfield project through its wholly-owned Nevada operating company, Golden Metal Resources LLC. It is subject to a 2% Net Smelter Return Royalty ("NSR Royalty") interest, of which 1% can be bought back at any time for US$1,000,000. The NSR Royalty covers the original Garfield project claims as well as a 1 mile radius outside of those claims.

COMPETENT PERSON STATEMENT

The technical information contained in this disclosure has been read and approved by Mr Nicholas O'Reilly (MSc, DIC, MIMMM QMR, MAusIMM, FGS), who is a qualified geologist and acts as the Competent Person under the AIM Rules - Note for Mining and Oil & Gas Companies. Mr O'Reilly is a Principal consultant working for Mining Analyst Consulting Ltd which has been retained by Guardian Metal Resources plc to provide technical support.

References

1:      Company announcement, Garfield Project Exploration Update, dated 3 November 2025.
         (https://www.londonstockexchange.com/news-article/GMET/garfield-project-exploration-update/17307688 )

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014 (which forms part of domestic UK law pursuant to the European Union (Withdrawal) Act 2018). The Directors of the Company are responsible for this announcement.

Forward Looking Statements

This announcement contains forward-looking statements relating to expected or anticipated future events and anticipated results that are forward-looking in nature, and, as a result, are subject to certain risks and uncertainties, including general economic, market and business conditions, competition for qualified staff, the regulatory process and actions, technical issues, new legislation, potential delays or changes in plans, uncertainties resulting from operating in a new political jurisdiction, uncertainties regarding the results of exploration, the timing and granting of prospecting rights, the timing and granting of regulatory and other third party consents and approvals, Guardian Metal's or any third party's ability to execute and implement future plans, and the occurrence of unexpected events.

Forward-looking statements are subject to risks and uncertainties, including those described in the Company's filings with the U.S. Securities and Exchange Commission. Guardian Metal undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

This announcement does not purport to be full or complete. No reliance may or should be placed by any person for any purpose on the information contained in this announcement or its accuracy, fairness or completeness. The information in this announcement is subject to change.

For further information visit www.Guardianmetalresources.com or contact the following:

Guardian Metal Resources plc Oliver Friesen (CEO)	Tel: +44 (0) 20 7583 8304
Cairn Financial Advisers LLP Nominated Adviser Sandy Jamieson/Jo Turner/Louise O'Driscoll	Tel: +44 (0) 20 7213 0880
Berenberg Joint Broker and Financial Adviser Jennifer Lee/Ivan Briechle	Tel: +44 (0) 20 3207 7800
Tamesis Partners LLP Joint Broker Charlie Bendon/Richard Greenfield	Tel: +44 (0) 20 3882 2868
Tavistock Financial PR in the UK Emily Moss/Josephine Clerkin	Tel: +44 (0) 7920 3150 / +44 (0) 7788 554035 guardianmetal@tavistock.co.uk
Edelman Smithfield Financial PR in the US	guardianmetal@edelmansmithfield.com

About Guardian Metal Resources

Guardian Metal Resources PLC (NYSE.A: GMTL, LON:GMET, OTCQB:GMTLF) is a strategic mineral exploration company driving the revival of U.S. mined tungsten production and strengthening America's defence metal independence. The Company is advancing two co-flagship tungsten projects, Pilot Mountain, one of the largest undeveloped tungsten deposits in the U.S. and Tempiute, formerly one of America's largest producing tungsten operations, both located in Nevada, one of the top-rated mining jurisdictions in the world.

In July 2025, the U.S. Department of War (DoW) under Title III of the Defense Production Act of 1950, as amended, invested US$6.2M in Golden Metal Resources (USA) LLC, a wholly-owned subsidiary of Guardian Metal Resources PLC, to support the recently completed Pilot Mountain PFS. The Company completed a U.S. listing on the NYSE American on March 20, 2026.

Tungsten is a strategic metal critical to the defence, energy transition, technology, and industrial sectors. In the context of shifting geopolitical dynamics and tightening Chinese export restrictions, Guardian Metal is well positioned to play a leading role in re-establishing a secure, domestically mined U.S. supply chain for this vital defence metal.